Exhibit 1

Gregg L. Weiner (GW-9475)

FRIED, FRANK, HARRIS,

SHRIVER & JACOBSON

(A Partnership Including

Professional Corporations)

One New York Plaza

New York, New York 10004-1980

(212) 859-8000

Attorneys for Plaintiff

UNITED STATES DISTRICT COURT

SOUTHERN DISTRICT OF NEW YORK

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W.R.H. GLOBAL SECURITIES POOLED TRUST,

Plaintiff,

—  against  —

ALESTRA S. de R.L. de C.V., AT&T TELECOM

MEXICO, INC., ONEXA, S.A. de C.V., and U.S.

BANK TRUST NATIONAL ASSOCIATION,

Defendants.

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x : : : : : : : : : : : : : x	CIVIL ACTION NO. __________________

COMPLAINT

Plaintiff, W.R.H. Global Securities Pooled Trust, (“Plaintiff” or the “Trust”), by its attorneys, Fried, Frank, Harris, Shriver & Jacobson, for its Complaint alleges, upon personal knowledge as to its own actions and upon information and belief as to all other matters, as follows:

NATURE OF THE ACTION

1.    Plaintiff brings this action to enjoin a fraudulent and coercive Exchange Offer and consent solicitation by defendant Alestra S. de R.L. de C.V. (“Alestra”) for its existing Senior Notes upon which Alestra owes over $570 million in principal and over $74 million in unpaid and past due interest. Defendants have deliberately misstated and withheld material facts concerning the Offer in order to coerce Noteholders to tender their Senior Notes at a massive discount for the benefit of Alestra’s two equityholders, who under the Exchange Offer will retain all of Alestra’s equity notwithstanding Alestra’s insolvency and the continuing Events of Default under the Senior Notes.

2.    Among other things, the Prospectus pursuant to which the Offer is made contains materially false and misleading statements and omits material facts concerning: (i) the rights of Noteholders to block proposed amendments to the existing Indentures — amendments that Alestra concedes will eliminate virtually all of the existing restrictive covenants contained in the Indentures, (ii) the acceleration of the Senior Notes because Alestra has admitted in writing its inability to pay its debts generally, thereby requiring the immediate repayment of the $570 million of principal owed on the Senior Notes, (iii) the value of the New Notes being offered by Alestra in exchange for the Senior Notes (materially overstated in the Prospectus), (iv) the potential recovery to Noteholders if they do not tender or if alternatives to the proposed Exchange Offer and prepackaged bankruptcy plan are pursued (materially understated in the Prospectus), (v) the value of the equity stake being retained by its controlling equityholders (omitted from the Prospectus) and (vi) Alestra’s dealings with its controlling equityholders in connection with the Exchange Offer.

3.    Defendant U.S. Bank Trust National Association, the Trustee under the Notes (“Indenture Trustee”), has been advised by Plaintiff of the illegal Indenture amendments contemplated by the Exchange Offer and the other ongoing Events of Default under the Senior Notes, but it has failed to take any steps to address — or even respond — to these breaches. Under the circumstances, injunctive relief is necessary to prevent irreparable harm to the Noteholders.

4.    Alestra touts itself as a leading telecommunications provider in Mexico offering a myriad of services on its network including, long distance, data, internet and local services. The services are marketed under the AT&T brand name. Defendants AT&T Telecom Mexico, Inc. (“AT&T Mexico”) and Onexa, S.A. de C.V. (“Onexa”) (collectively, the “Controlling Equityholders”) own 100% of Alestra’s equity securities. The Controlling Equityholders have appointed all of the directors on Alestra’s Board.

5.    Alestra issued the senior notes (the “Senior Notes”) in 1999 in the total aggregate principal amount of $570 million pursuant to two written indenture agreements, both dated May 17, 1999 (the “Indentures”), with the Indenture Trustee.

6.    Alestra has not made any interest payments on the Senior Notes other than from an escrow fund set up to cover initial interest payments due under the Senior Notes. The escrow fund was exhausted in May 2002. Since then, Alestra has failed to make interest payments due and owing under the Senior Notes on November 15, 2002 and May 15, 2003. Alestra currently owes more than $74 million in overdue interest. Additionally, Alestra will be unable to pay the next interest payment of over $37 million due on November 15, 2003. As a result, the Senior Notes, which had accounted for 97% of Alestra’s long-term debt, now have been reclassified on Alestra’s books as a short-term liability. Not surprisingly, under these circumstances, the Prospectus asserts that Alestra is suffering from a severe “liquidity crisis.” In short, Alestra is insolvent.

7.    Set against this backdrop, on August 21, 2003, Alestra proposed an out-of-court exchange offer to the holders of the Senior Notes (the “Noteholders”) that is set to expire on October 2, 2003 (the “Exchange Offer”). Under the terms of the Exchange Offer, Noteholders can: (a) tender their Senior Notes in exchange for new notes due 2010 (the “New Notes”);

(b) receive a cash payment amounting to 55 cents for each dollar of principal (the “Cash Option”) (but limited to $110 million); or (c) receive a combination of New Notes and cash. The total aggregate principal amount of the New Notes will be approximately $170 million less than the outstanding principal on the Senior Notes, and will have a lower interest rate and a later maturity date than the Senior Notes. In addition to seeking consents for the Exchange Offer, Alestra is simultaneously seeking consents for a prepackaged bankruptcy plan under the U.S. Bankruptcy Code (the “Prepackaged Plan”), on the same terms as the Exchange Offer. The Noteholders are the only impaired class under the Prepackaged Plan. The Prospectus approximates the percentage recovery for Noteholders under the Prepackaged Plan at 60.47% of their existing claims. This materially overstates the recovery to Noteholders under the Prepackaged Plan. No estimate of the percentage recovery to the Controlling Equityholders — who will retain all of their equity under the Prepackaged Plan — is provided.

8.    Under the terms of the Exchange Offer, Noteholders that tender their Senior Notes will be deemed to have “consented” to certain amendments to the Senior Notes (the “Proposed Amendments”). Alestra concedes that “[t]he proposed amendments will eliminate substantially all of the covenants contained in [the Indentures].” Prospectus at 78.

9.    The Prospectus filed by Alestra with the U.S. Securities and Exchange Commission in connection with the Exchange Offer, dated August 21, 2003 (the “Prospectus”) falsely asserts that all of the Proposed Amendments can be approved by holders of a mere majority of the Senior Notes. Prospectus at 17. Certain of the Proposed Amendments, however, require the consent of each affected Noteholder. In particular, under Section 9.02 of the Indentures, each Noteholder must consent to any amendment that will “affect the ranking of the

Notes in a manner adverse to the holder of the Notes.” The proposed elimination of substantially all of the covenants contained in the Indentures will do precisely that.

10.    The Prospectus contains numerous other material omissions and misstatements as well. These include the following:

•	the Prospectus misleadingly asserts that the Senior Notes may be accelerated by a request by 25% of the Noteholders when in fact the Senior Notes already have been ipso facto accelerated by virtue of Alestra’s having admitted in writing its inability to pay its debts generally.

•	the Prospectus fails to state whether Alestra intends, or has the ability, to pay Noteholders the past-due interest, future-interest (including the payment due on November 15, 2003), and the principal of the Notes if the Exchange Offer is consummated.

•	the Prospectus affirmatively and materially overstates the amount of the distribution to Noteholders in the Plan by excluding overdue, unpaid and accrued interest of more than $100 million from the calculation.

•	the Prospectus materially misrepresents and understates the potential recovery for Noteholders if they do not consent to the proposed restructuring by stating that “[h]olders of existing notes may receive little or no meaningful recovery from a Mexican bankruptcy/liquidation case or a U.S. bankruptcy that is commenced without the filing of the U.S. prepackaged plan.” Prospectus at 37.

•	there is inadequate disclosure about the process by which the financial terms of the Exchange Offer were established and no disclosure of the value of the benefits the Controlling Equityholders will receive.

11.    As for the Indenture Trustee, even after being made aware of the breaches of the Indentures in connection with the Exchange Offer and other Events of Default, it has failed to take any steps to rectify Alestra’s false disclosures or address the ongoing Events of Default under the Indentures and planned future Indenture breaches in breach of its fiduciary duties to Noteholders under the Indentures and the Trust Indenture Act. Moreover, in addition to failing to take any steps to prevent Alestra from disseminating in the Prospectus false information about the Indentures and rights of the Noteholders, the Indenture Trustee — duty bound to defend the Noteholders’ rights — will apparently execute a Supplemental Indenture upon the closing of the

Exchange Offer that incorporates the proposed illegal Indenture amendments. Plaintiff lacks an adequate remedy at law to address these breaches.

12.    In light of the foregoing, Plaintiff faces immediate irreparable harm with no adequate remedy at law. Unless the Exchange Offer is enjoined, the pressure of Defendants’ coercive offer will force the Noteholders to make a decision on whether or not to accept the Exchange Offer — which will provide a recovery of less than 55% of Noteholders’ existing claims — based on the false, misleading and incomplete disclosures in the Prospectus. This is precisely the result the disclosure requirements of the federal securities laws were intended to protect against, and constitutes per se irreparable harm.

JURISDICTION AND VENUE

13.    This action arises under Sections 14(e) and 20(a) of the Securities Exchange Act of 1934 (“Exchange Act”), 15 U.S.C. §§ 78n(e) and 78t(a), 15 U.S.C. § 77ppp(b), Sections 12(2) and 15 of the Securities Act of 1933 (“Securities Act”), 15 U.S.C. § 77 l(2), and 15 U.S.C. § 77o, Section 315, of the Trust Indenture Act (“TIA”), 15 U.S.C. § 77ooo. Subject matter jurisdiction is conferred by Section 27 of the Exchange Act, 15 U.S.C. § 78aa, Section 22(a) of the Securities Act, 15 U.S.C. § 77v(a), Section 322(b) of the TIA, 15 U.S.C. § 77vvv and by the provisions of 28 U.S.C. § 1331, 1337 and 1367.

14.    Venue is proper in this district pursuant to § 27 of the Exchange Act, 15 U.S.C. § 78aa and 28 U.S.C. § 1391. In addition, venue is proper because the Indentures pursuant to which the Senior Notes were issued provide that all parties irrevocably consent to the jurisdiction of this court and waive any objection to venue. New York is the proper place to bring any action related to or arising out of the Senior Notes.

15.    The acts and transactions constituting, and in furtherance of, the violations of the law have occurred, are occurring and, unless enjoined, will continue to occur, in this District.

The actions cited above have been carried out by the means and instrumentalities of interstate commerce and by the use of the United States mail.

PARTIES

16.    Plaintiff W.R.H. Global Securities Pooled Trust is a Delaware limited liability company with its principal place of business at 67 Park Place, Morristown, NJ 07960. The Trust owns Senior Notes.

17.    Defendant Alestra is a limited liability variable capital company (sociedad de responsabilidad limitada de capital variable) organized under the laws of Mexico. In the Indentures, Alestra irrevocably consented to the jurisdiction of any state or federal court sitting in Manhattan.

18.    Defendant Onexa, S.A. de C.V. is a limited liability variable capital company (sociedad de responsabilidad limitada de capital variable) organized under the laws of Mexico. It owns 51.0% of Alestra’s equity. Onexa is financing a portion of the cash tender offer being made pursuant to the Prospectus filed with the SEC, and it has solicited consents to the Exchange Offer in this District.

19.    Defendant AT&T Telecom Mexico Inc., a subsidiary of AT&T, owns 49.0% of Alestra’s equity. AT&T Mexico is financing a portion of the cash tender offer being made pursuant to the Prospectus filed with the SEC, and it has solicited consents to the Exchange Offer in this District.

20.    Defendant U.S. Bank Trust National Association is a national banking association with an office at 100 Wall Street in New York City. In the Indentures, U.S. Bank irrevocably consented to the jurisdiction of any state or federal court sitting in Manhattan.

FACTUAL BACKGROUND

Alestra Issues the Senior Notes

Pursuant to Written Indentures

21.    In May 1999, Alestra issued 12 1/8% senior notes due 2006 and 12 5/8% senior notes due 2009 in total principal amount of $570 million. The Senior Notes were issued in connection with two written Indentures, both dated May 17, 1999 between Alestra and the Indenture Trustee.1 The Indentures are subject to and governed by the Trust Indenture Act of 1939. The Noteholders are entitled to the benefits of the Indentures, which provide that the Indentures are to be governed by New York law. The Senior Notes currently are publicly traded in the United States.

Alestra Defaults and Proposes a

Coercive Exchange Offer to Noteholders

22.    According to the Prospectus, in May 2002, Alestra began to evaluate capitalization alternatives designed to reduce its debt. On November 15, 2002, Alestra announced that it would not make the $37.2 million interest payment due on the Senior Notes and Alestra did not make that payment. On February 13, 2003, Alestra launched its first set of offers to exchange the Senior Notes.

23.    While the first set of offers were pending, Alestra initiated negotiations with several groups of Noteholders, including Plaintiff. During these communications, these Noteholders advised Alestra that they would not support the first set of offers. On May 21, 2003, Alestra announced that it failed to make yet another interest payment — the $37.2 million interest payment due on the Senior Notes on May 15, 2003.

[1]	The sections of the Indentures cited herein are identical in all material respects.

24.    Alestra was unable to garner the necessary acceptances required to consummate the first set of offers and subsequently they were terminated on June 20, 2003.

25.    On August 21, 2003, Alestra filed a Prospectus with the United States Securities and Exchange Commission announcing the Exchange Offer. The Exchange Offer has been structured, promoted, sponsored, and will be financed by an equity contribution of $100 million by the Controlling Equityholders.

26.    As described in Alestra’s Prospectus, the Exchange Offer consists of the following principal steps:

•	Noteholders elect whether to tender their Senior Notes in incremental face value amounts of $1000 for the following: 1) $1,060 in face value amount of new notes due 2010 (the “New Notes”); 2) a cash payment amounting to 55 cents on the dollar (the “Cash Option”) (subject to a cap of $110 million); or 3) a combination of New Notes and cash.

•	The Cash Option will be financed by a $100 million contribution from the Controlling Equityholders, and they will retain all of Alestra’s equity interests even though Alestra is insolvent and none of the equity was offered to Noteholders or otherwise market-tested.

•	Tendering Noteholders will be deemed to have accepted amendments to the Senior Notes Indentures that will eliminate virtually all of the existing Company covenants.

•	Upon consummation of the Exchange Offer, the Indenture Trustee and Alestra will enter into a Supplemental Indenture implementing the Proposed Amendments.

•	If the holders of 90% in principal amount of the Outstanding Notes elect to tender, then the Exchange Offer will be consummated.

•	Alternatively, if the holders of more than 66 2/3% but less than 90% in principal amount of the Outstanding Notes elect to tender, then Alestra will file a prepackaged Chapter 11 Bankruptcy Plan on the same terms as the Exchange Offer.

27.    Thus, upon consummation of the Exchange Offer the Controlling Equityholders will continue to own all of Alestra’s equity (despite Alestra’s insolvency and the lack of any market test of the equity’s value), while non-tendering Noteholders will have the Indenture protections for their Senior Notes stripped-away and tendering Noteholders will have New Notes or cash with a value of less than 55% of their existing claims.

Each Noteholder’s Right to Reject Amendments

Affecting the Ranking of the Senior Notes

28.    Section 9.02 of the Indenture governs amendment of the Indentures. It provides that amendments may be made to the Indentures with the written consent of a majority in aggregate principal amount of the outstanding Senior Notes. However, 9.02 goes on to state:

provided, however, that no such amendment . . . or supplement may, without the consent of the Holder of each Outstanding Note affected thereby:

* * * *

(viii) affect the ranking of the Notes in a manner adverse to the holder of the Notes.

29.    Thus, pursuant to the Indentures, each Noteholder has the fundamental individual right not to have the ranking of his Senior Notes adversely affected without his consent. As a result, Alestra must obtain the consent of each Noteholder before it may adversely affect the ranking of the Senior Notes.

Alestra’s Attempt To Eliminate Virtually

All Existing Indenture Covenants Subject

Only To Majority Consent Violates The Indentures

30.    Pursuant to the Prospectus, Alestra is seeking consent to various amendments to the Indentures. These changes to the Senior Notes are so extensive that Alestra concedes “[t]he proposed amendments will eliminate substantially all of the covenants contained in [the Indentures] . . . .” Prospectus at 78. By its own admission, Alestra is using the amendments to “encourage the holders of the existing notes to participate in the offers.” See id.

31.    As described in the Prospectus, the Proposed Amendments remove Alestra’s limitations on, among others, the following: liens; indebtedness; transactions with affiliates; sale and leaseback transactions; asset sales; and certain mergers.

32.    The Proposed Amendments would also release the Company from fulfilling current requirements to: make an offer to purchase the Senior Notes at par upon a change of control or with the proceeds from certain asset sales; pay taxes and other claims.

33.    The Proposed Amendments would also eliminate virtually all Events of Default including those that are triggered if, among other things: Alestra fails to comply with any of the covenants and provisions in the Indentures save for a few exceptions; Alestra defaults under debt obligations; or Alestra has a final judgment rendered against it.

34.    Alestra falsely claims that the “terms of the indentures governing each of the 2006 notes and the 2009 notes provide that the proposed amendments must be approved by the holders of a majority of the outstanding principal amount of the relevant series of the existing notes.” Prospectus at 17. Section 9.02 of the Indentures, however, expressly states that amendments that “affect the ranking of the Notes in a manner adverse to the holder” can only be made if Alestra obtains the consent of each Noteholder.

35.    The proposed amendments will adversely affect the ranking of the Senior Notes. For example, the amendments will eliminate Section 10.16 of the Indentures in its entirety. That Section provides that “[t]he Company . . . shall not permit . . . Incur or permit to exist any Lien of any nature whatsoever on . . . any of its properties . . . without effectively providing that the Notes shall be secured equally and ratably with (in the case of Senior Indebtedness) or prior to (in the case of Subordinated Obligations) the obligations so secured for as long as such obligations are so secured.” “Lien” is defined in the Indentures to include “any mortgage, pledge, security interest, encumbrance, lien or charge of any kind.”

36.    Thus, amendment of the Indentures to eliminate this covenant will adversely affect the rank of the Senior Notes, as it will permit Alestra to give security to other creditors so that the Senior Notes will be effectively subordinated. Alestra admits as much: “If these covenants are deleted, we and our restricted subsidiaries will be able to grant liens on any of our or their property or assets. As a result, we would be able to incur obligations which may be senior to our obligations to you and which could adversely impact our ability to repay your existing notes in the event of a bankruptcy.” Prospectus at 80 (emphasis added).

37.    The proposed elimination of Section 10.05 is similarly prohibited absent unanimous Noteholder consent. In order to prevent the Senior Notes from being subordinated to other statutorily senior creditors, 10.05 requires Alestra to pay all material taxes, assessments and government charges prior to delinquency, as well as “all material lawful claims for labor, materials and supplies, which, if unpaid, could reasonably be expected to become a lien upon the property of the Company. . .” Elimination of these covenants will adversely affect the rank of the Senior Notes. As Alestra concedes: “[a]s a result, we could incur significant unpaid obligations to governmental authorities which may be statutorily senior to our obligations to you (    ) . . .. . “ Prospectus at 78 (emphasis added).

Ongoing Violations of Federal Securities Laws

38.    The Prospectus states that the proposed amendments to the Indentures must be approved by holders of a majority of the outstanding principal account of the relevant series of Notes. As described above, that statement is materially false and misleading. By misrepresenting that the Notes may be amended in this way, Alestra will unlawfully coerce

Noteholders to tender their Senior Notes in the Exchange Offer for fear of being left with Notes stripped of their express contractual protections.

Materially False Statements About Non-Tendering Noteholders’

Current Right to Recover the Full Principal Amount of the Notes

39.    The Prospectus fails to disclose that each Noteholder is currently owed both principal and interest on the Senior Notes because the Senior Notes have been accelerated. Alestra does not disclose this highly material fact. Instead, the Prospectus affirmatively misleads the Noteholders with regard to acceleration by stating that “the trustee or the holders of at least 25% of the principal amount of [the Notes] have the right to accelerate those Notes.”

40.    Pursuant to Section 5.01, an Event of Default occurs when “the Company . . . pursuant to or under or within the meaning of any Bankruptcy Law: . . . (f) shall admit in writing its inability to pay its debts generally.” Section 5.02 provides that if such an Event of Default occurs, then the Notes shall be deemed ipso facto accelerated such that all principal and accrued and unpaid interest becomes immediately due and payable.

41.    Alestra has admitted in writing its inability to pay its debts generally.

42.    For example, the Prospectus admits the following:

•	Alestra is suffering from a “liquidity crisis.” Prospectus at 1.

•	Alestra’s independent auditors have stated in their most recent report that due to its current liquidity condition, “there is substantial doubt about our ability to continue as a going concern.” Prospectus at 1.

•	The Senior Notes “accounted for approximately 97% of [Alestra’s] long term debt,” and have been “reclassified as a short-term liability.” In addition, the Senior Notes “require annual debt service payments of “$74.3 million... ” Prospectus at 1.

•	“We have not made any interest payments on the existing notes from cash flows from our operations, and we used all of the remaining amounts in the escrow accounts to make our May 15, 2002 interest payments on the existing notes. There is no more cash in the escrow accounts.” Prospectus at 1.

•	“[W]e did not generate sufficient cash flows from our operations to make a total of $74.3 million of interest payments due on the existing notes and we have not made those payments.” Prospectus at 2. Alestra is “significantly overdue” in making these payments.

•	“We do not expect cash flows from our operations to be sufficient to make upcoming interest payments on the existing notes . . . .” Prospectus at 2.

•	“Since 2001, as a result of our financial condition . . . we have been unable to access the capital and credit markets.” Prospectus at 60.

•	“We believe that we are currently not likely to find a source of financing to fund the interest payments due on the existing notes and therefore we will not be able to cure the existing events of default under the indentures governing the existing notes if the offers are not successful.” Prospectus at 36.

•	Alestra’s current assets are less than 15% of its current liabilities. Prospectus at 25.

•	The unpaid interest on the Senior Notes exceeds the entire amount of Alestra’s accounts payable. See Prospectus at 24.

43.    These written admissions make plain Alestra’s inability to pay its debts generally, now and in the future. As a result of these admissions, pursuant to Section 5.02 of the Indentures, the Senior Notes have ipso facto accelerated thereby making the entire $570 million unpaid principal amount of the Senior Notes, as well as the accrued and unpaid interest exceeding $100 million, immediately due and payable. Alestra has failed to disclose any of these material facts.

Material Omissions About Alestra’s Financial

Ability and Intent to Pay Non-Tendering Noteholders

the Past-Due Interest, Future Interest, and Principal

Amount of the Notes If the Exchange Offer Is Consummated

44.    The Prospectus does not include any statement by Alestra about its ability or intent to pay non-tendering holders the past-due interest, future interest and principal on their Notes. These material facts should be included in the Prospectus.

45.    Even assuming arguendo that the Notes have not already been accelerated as Plaintiff contends, unless Alestra pays the past due interest, the non-tendering holders can accelerate the remaining Notes such that the full amount of the principal shall also become immediately due and payable. This would require an additional immediate payment of $57 million. Alestra has failed to disclose whether it has the financial ability to make these payments and, if so, whether it intends to make them. Moreover, even assuming no acceleration has occurred or will occur, if the Exchange Offer is consummated with 90% of the Noteholders tendering their Senior Notes, Alestra will still owe over $7.4 million in past due interest, with another $3.7 million payment due as early as November 15, 2003, on the non-tendered Senior Notes. Alestra has failed to disclose whether it has the financial ability to make these payments and, if so, whether it intends to make them. Such disclosure is material to Noteholders’ decisions whether to tender their Senior Notes and, if so, whether to accept the New Notes or the Cash Offer in exchange.

Material Misstatements and Omission About

Non-Consensual Bankruptcy Alternatives

and the Percentage Recovery to Noteholders

and Controlling Equityholders Under the Bankruptcy Plan

46.    Alestra intentionally misrepresents the risks and likely outcome of alternatives to the proposed restructuring. The Prospectus states that “[h]olders of existing notes may receive little or no meaningful recovery from a Mexican bankruptcy/liquidation case or a U.S. bankruptcy that is commenced without the filing of the U.S. prepackaged plan.” Prospectus at 37.

47.    In fact, there are numerous protections that exist in U.S. bankruptcy law, including the absolute priority and new value rules, that serve to enhance the recovery to creditors such as the Noteholders. Under these rules, the Noteholders are entitled to be paid in full on their claims before Alestra’s controlling Equityholders can retain any of their equity stake in Alestra, and any retention of equity interests by the controlling Equityholders based on a cash contribution must first be market tested and offered to the Noteholders on equal terms. The Prospectus fails to inform investors of these protections, instead focusing solely on the risks of a bankruptcy filing. It is materially misleading to tell investors they may “receive little or no recovery” if these alternatives are pursued, without explaining the additional protections available and the potential for a significant recovery in a U.S. bankruptcy case filed without a prepackaged plan.

48.    Moreover, the Prospectus misrepresents and overstates the percentage recovery to Noteholders under the proposed Prepackaged Plan. The Prospectus contains a table entitled “Summary of Classification and Treatment of Claims and Equity Interests Under the U.S. Prepackaged Plan.” Prospectus at 87. In it, Alestra states that the approximate percentage recovery to Noteholders under the Prepackaged Plan is 60.47%. However, this materially overstates the actual recovery to Noteholders under the Prepackaged Plan because it does not reflect the fact that Noteholders will not receive any recovery on a major portion of their claim; namely, the accrued and unpaid interest on the Senior Notes, which will exceed $100 million by the time any voluntary bankruptcy case could be filed. It is materially misleading to omit the accrued and unpaid interest when calculating and presenting the percentage recovery to Noteholders under the Plan.

49.    To make matters worse, at the same time the Prospectus overstates the Noteholders’ recovery under the Prepackaged Plan, it fails to provide any information on the value of the equity interests being retained by the Controlling Equityholders under the Prepackaged Plan. This is designed to hide the fact that the Equityholders are receiving a substantial recovery under the Prepackaged Plan, because they are being allowed under the Prepackaged Plan to retain their equity interests notwithstanding Alestra’s insolvency. The lack of disclosure concerning the percentage recovery to the Equityholders under the Prepackaged Plan is materially misleading and omissive.

Material Omissions About the Process

by Which the Financial Terms of the

Exchange Offer Were Established

50.    The amount of the equity contribution to be made by the Controlling Equityholders increased from $80 million (for the first set of offers) to $100 million (for the current Exchange Offer). The amount of this equity contribution was apparently decided on or about June 4, 2003. The Prospectus states “[o]n June 4, 2003, representatives of our equityholders met with UBS Warburg and Fintech Advisory to continue with the negotiations regarding the terms of our offers. During this meeting, we believed that a verbal agreement was reached in principal on many of the terms embodied in this prospectus.” The Prospectus goes on to state that Alestra was unable to reach agreement on all the final terms, but elected to proceed with the Exchange Offer. The Prospectus also states that “UBS Warburg [and] Fintech Advisory . . . intend to tender.” The Prospectus fails to disclose any facts concerning:

•	How the amount of the proposed equity contribution to be provided by the Controlling Equityholders to fund the Offer was determined; whether it was the product of negotiations between the Company and the Controlling Equityholders; and what material information was provided to the Controlling Equityholders in connection therewith.

•	The June 4, 2003 meeting between the Controlling Equityholders and UBS Warburg and Fintech Advisory at which negotiation over the Offer allegedly occurred and a purported agreement in principle was reached.

•	What lead UBS Warburg and Fintech Advisory to decline to enter into a written agreement to support the Exchange Offer but to subsequently allegedly advise Alestra that they intend to tender.

51.    This information is material to the decisions the Noteholders are being asked to make in connection with the Exchange Offer given (i) the inherent conflict of interest in the transaction faced by Alestra’s directors as appointees of the Controlling Equityholders, (ii) the lack of any review of the transaction by independent directors, (iii) the apparent lack of any fairness opinion or appraisal obtained by the Board to assess the fairness of the transaction to Alestra and the Noteholders, and (iv) the statements in the Prospectus that the Company expects UBS Warburg and Fintech Advisory to support the Exchange Offer. Therefore, this information should be disclosed in the Prospectus.

Breaches By Indenture Trustee

52.    The Indenture Trustee is bound to protect and enforce the rights of Noteholders under the Indentures. It has not come close to doing so with respect to Alestra going back nearly a year when Alestra first failed to satisfy its interest payment obligations under the Senior Notes. As Alestra has admitted, because Alestra has missed two interest payments due under the Senior Notes (totaling the $74.3 million), there is an existing and ongoing Event of Default under the Senior Notes. In addition, Alestra has failed to pay the principal due on the Notes as a result of their ipso facto acceleration. As such, the Indenture Trustee is obligated to meet an enhanced standard of care of Noteholders’ rights. During an Event of Default, Section 6.01 of the Indentures and Section 315 of the Trust Indenture Act require the Indenture Trustee to preserve, protect and enforce the rights and interests of the Noteholders, to exercise the rights and powers vested in it by the Indentures and to use the same degree of care and skill in the exercise of its rights and powers as a prudent man would exercise or use under the circumstances in the conduct of his own affairs. By facilitating Alestra’s solicitation consent premised on a violation of Noteholder rights, the Indenture Trustee has breached its duties to Noteholders.

53.    Plaintiff has informed the Indenture Trustee of these breaches. Instead of acting to protect the Noteholders’ rights, the Indenture Trustee has ignored Plaintiff’s objections and apparently will execute the Supplemental Indentures, thereby causing irreparable harm to Noteholders. Accordingly, any further request by the Noteholders for the Indenture Trustee to take action in response to these breaches and Events of Default would be futile.

THE EXCHANGE OFFER WILL RESULT IN

IRREPARABLE HARM TO THE NOTEHOLDERS

54.    The Exchange Offer will irreparably harm the Noteholders. In particular, Defendants’ illegal and coercive Exchange Offer forces the Noteholders to make an investment decision based on false, misleading and materially incomplete information. Plaintiff has informed Alestra of these disclosure violations and that the Exchange Offer violates the terms of the Indentures, but the Company has ignored Plaintiff’s requests.

55.    Unless the Court grants injunctive relief, the Exchange Offer may close on October 2, 2003 in violation of the federal securities laws.

56.    Injunctive relief is therefore necessary under these circumstances to prevent Defendants from depriving the Noteholders of their right to make investment decisions regarding the Senior Notes with full and fair disclosure of all facts material to their decision and without the threatened elimination of the express protections given each Noteholder under the Indentures.

FIRST CAUSE OF ACTION

Against Alestra for

Violation of Section 14(e) of the Exchange Act

57.    Plaintiff repeats and realleges paragraphs 1 through 56 as if fully set forth herein.

58.    Section 78(e) of the Exchange Act, 15 U.S.C. states, in pertinent part, that:

It shall be unlawful for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading or to engage in any fraudulent, deceptive, or manipulative acts or practices, in connection with any tender offer or request or invitation for tenders, or any solicitation of security holders in opposition to or in favor of any such offer, request, or invitation.

59.    As described above, Alestra has violated and is continuing to violate this provision in connection with the Exchange Offer.

60.    As a direct and proximate result of this wrongful conduct, the Noteholders will be irreparably harmed by Alestra’s Exchange Offer.

61.    Plaintiff has no adequate remedy at law.

SECOND CAUSE OF ACTION

Against AT&T Mexico and Onexa for

Violation of Section 20(a) of the Exchange Act

62.    Plaintiff repeats and realleges paragraphs 1 through 61 as if fully set forth herein.

63.    AT&T and Onexa are and have acted as control persons of Alestra within the meaning of Section 20(a) of the Exchange Act. By reason of their positions as Alestra’s sole shareholders, they have caused Alestra to engage in the wrongful conduct complained of herein.

64.    By reason of such wrongful conduct, AT&T Mexico and Onexa are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of their wrongful conduct, the Noteholders will be irreparably harmed by Alestra’s Exchange Offer conducted while the Prospectus is materially false and misleading.

65.    Plaintiff has no adequate remedy at law.

THIRD CAUSE OF ACTION

Against Alestra for Violations of

Section 12(2) of the Securities Act

66.    Plaintiff repeats and realleges paragraphs 1 through 65 as if fully set forth herein.

67.    Section 12(2) of the Securities Act, 15 U.S.C. § 77l(2) provides, in pertinent part that:

Any person who offers or sells a security by means of a prospectus or oral communication, which includes an untrue statement of a material fact or omits to state a material fact shall be liable to the person purchasing such security from him, who may sue either at law or in equity in any court of competent jurisdiction

68.    Alestra has violated and is continuing to violate this provision in connection with the Exchange Offer.

69.    As a direct and proximate result of the material misstatements and omissions alleged above, Noteholders will be irreparably harmed.

70.    Plaintiff has no adequate remedy at law.

FOURTH CAUSE OF ACTION

Against AT&T Mexico and

Onexa for Violation of Section 15 of the Securities Act

71.    Plaintiff repeats and realleges paragraphs 1 through 70 as if fully set forth herein.

72.    AT&T Mexico and Onexa are and have acted as control persons of Alestra within the meaning of Section 15 of the Securities Act. By reason of their positions as Alestra’s sole shareholders, they have caused Alestra to engage in the wrongful conduct complained of herein.

73.    By reason of such wrongful conduct AT&T Mexico and Onexa are liable pursuant to Section 15 of the Securities Act. As a direct and proximate result of their wrongful conduct, the Noteholders will be irreparably harmed by Alestra’s Exchange Offer.

74.    Plaintiff has no adequate remedy at law.

FIFTH CAUSE OF ACTION

Against Alestra for

Breach of the Indentures

75.    Plaintiff repeats and realleges paragraphs 1 through 74 as if fully set forth herein.

76.    Under the Indentures, Alestra cannot amend the Indentures in a manner that adversely affects the rank of the Senior Notes without the consent of each holder. Alestra is seeking consents to make such amendments without the consent of each Noteholder. Accordingly, Alestra is acting in breach of the Indentures.

77.    As a direct and proximate result of the Defendant’s breaches of the Indentures, the Noteholders will be irreparably harmed by the Exchange Offer.

78.    Plaintiff has no adequate remedy at law.

SIXTH CAUSE OF ACTION

Against the Indenture Trustee for

Violation of Section 315 of the TIA

79.    Plaintiff repeats and realleges paragraphs 1 through 78 as if fully set forth herein.

80.    There is a continuing and ongoing Event of Default (as defined in the Indentures) under the Senior Notes.

81.    The Trust Indenture Act imposes fiduciary obligations on the Indenture Trustee, among other things, to preserve, protect and enforce the rights and interests of the Noteholders, to exercise the rights and powers vested in it by the Indentures and to use the same degree of care and skill in the exercise of its rights and powers as a prudent man would exercise or use under the circumstances in the conduct of his own affairs.

82.    The Indenture Trustee knowingly violated these obligations to the plaintiffs and the other Noteholders by its conduct as described herein, including, among other things, by (a) conspiring with the other defendants to ignore plaintiff’s objections to the Exchange Offer and the proposed unlawful amendments of the Indentures, (b) ignoring Plaintiff’s notices of breach under the Indentures and (c) failing to enforce the rights of the Noteholders.

83.    Unless enjoined, the Indenture Trustee apparently will enter into supplemental indentures that violate key protections afforded to each Noteholder under the existing Indentures.

84.    As a direct and proximate result of the Indenture Trustee’s breach of its duties under the Trust Indenture Act, the Plaintiffs will be irreparably harmed unless the Indenture Trustee is enjoined from executing the Supplemental Indenture.

85.    Plaintiff has no adequate remedy at law.

SEVENTH CAUSE OF ACTION

Against Alestra for Payment of

Overdue Interest and Accelerated Principal

86.    Plaintiff repeats and realleges paragraphs 1 through 85 as if fully set forth herein.

87.    Alestra failed to make required interest payments on the Senior Notes on November 15, 2002 and May 15, 2003. These amounts are immediately due and payable with interest.

88.    In addition, because the Senior Notes have been accelerated as set forth above, the full principal amount of the Senior Notes, along with accrued and unpaid interest, is immediately due and payable.

89.    The Company has failed to make these required payments. As a direct and proximate result of this breach, Plaintiff has suffered damages.

PRAYER FOR RELIEF

        WHEREFORE, Plaintiff respectfully requests that:

        A.    the Court adjudge and declare that Alestra has violated Sections 14(e) of the Exchange Act and Section 12(2) of the Securities Act;

        B.    the Court adjudge and declare that AT&T and Onexa are liable as control persons under Section 20(a) of the Exchange Act and Section 15 of the Securities Act;

        C.    the Court adjudge and declare that the Indenture Trustee has breached its fiduciary, statutory and contractual duties to Noteholders;

        D.    the Court adjudge and declare that the Indentures cannot be amended as proposed in the Exchange Offer without the consent of each Noteholder;

        E.    the Court preliminarily and permanently enjoin Defendants, their respective officers, agents, servants, employees, attorneys, affiliates and all other persons acting, directly or indirectly, for, on behalf of or in concert with Defendants, from consummating the Exchange Offer unless and until the coercive terms of the Exchange Offer are deleted or amended to the Court’s satisfaction and the Prospectus is amended to remove material misstatements and to include material information currently not included therein.

        F.    the Court award damages against Defendants for damages suffered as a result of Defendants’ unlawful conduct, including the entire unpaid principal balance and all unpaid and accrued interest on the Senior Notes held by Plaintiff, with pre-judgment interest; and

        G.    the Court award Plaintiff the costs and disbursements of this proceeding, together with reasonable attorneys’ fees, and such further relief that the Court may consider just and proper.

Dated:	New York, New York
September 22, 2003

FRIED, FRANK, HARRIS SHRIVER & JACOBSON
(A Partnership Including Professional Corporations)

By:

Gregg L. Weiner (GW-9475)
(A Member of the Firm)
One New York Plaza New York, New York 10004-1980 (212) 859-8000

Attorneys for Plaintiffs

Of Counsel:

John W. Brewer

Steven S. Flores

Stephane Clare